                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                            Made2Manage Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   556466100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                R. David Tabors
                                Battery Ventures
                               20 William Street
                              Wellesley, MA 02481
                                 (781) 577-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                   Copies to:
                           Alfred L. Browne III, Esq.
                        Browne Rosedale & Lanouette LLP
                       100 Brickstone Square, First Floor
                               Andover, MA 01810
                                 (978) 684-3840
                                  June 4, 2003
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 556466100

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         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Battery Ventures VI, L.P.

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) N/A

            (b) N/A

--------------------------------------------------------------------------------

         3. SEC Use Only _______________________________________________________

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ______________________

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization State of Delaware

--------------------------------------------------------------------------------

Number of       7. Sole Voting Power 0 Shares
Shares
Beneficially   -----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 1,600,100 Shares(1)
Reporting
Person         -----------------------------------------------------------------
With
                9. Sole Dispositive Power     0 Shares

               -----------------------------------------------------------------

               10. Shared Dispositive Power 0 Shares

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,100 Shares(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 25.0%(2)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)

             PN

--------------------------------------------------------------------------------

CUSIP No. 556466100

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Battery Partners VI, LLC

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) N/A

            (b) N/A

--------------------------------------------------------------------------------

         3. SEC Use Only _______________________________________________________

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ______________________

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization State of Delaware

--------------------------------------------------------------------------------

Number of       7. Sole Voting Power 0 Shares
Shares
Beneficially   -----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 1,600,100 Shares(1)
Reporting
Person         -----------------------------------------------------------------
With
                9. Sole Dispositive Power 0 Shares

               -----------------------------------------------------------------

               10. Shared Dispositive Power 0 Shares

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,100 Shares(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 25.0%(2)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)

             OO

--------------------------------------------------------------------------------

CUSIP No. 556466100

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BV Holding Company, Inc.

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) N/A

            (b) N/A

--------------------------------------------------------------------------------

         3. SEC Use Only _______________________________________________________

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ______________________

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization State of Delaware

--------------------------------------------------------------------------------

Number of       7. Sole Voting Power 0 Shares
Shares
Beneficially   -----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 1,600,100 Shares(1)
Reporting
Person         -----------------------------------------------------------------
With
                9. Sole Dispositive Power 0 Shares

               -----------------------------------------------------------------

               10. Shared Dispositive Power 0 Shares

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,100 Shares(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 25.0%(2)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)

             CO

--------------------------------------------------------------------------------

CUSIP No. 556466100

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard D. Frisbie

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) N/A

            (b) N/A

--------------------------------------------------------------------------------

         3. SEC Use Only _______________________________________________________

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __________________

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of       7. Sole Voting Power 0 Shares
Shares
Beneficially   -----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 1,600,100 Shares(1)
Reporting
Person         -----------------------------------------------------------------
With
                9. Sole Dispositive Power 0 Shares

               -----------------------------------------------------------------

               10. Shared Dispositive Power 0 Shares

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,100 Shares(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 25.0%(2)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)

             IN

CUSIP No. 556466100

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oliver D. Curme

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)     N/A
                ________________________________________________________________

            (b)     N/A
                ________________________________________________________________

--------------------------------------------------------------------------------

         3. SEC Use Only _______________________________________________________

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of       7. Sole Voting Power 0 Shares
Shares
Beneficially   -----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 1,600,100 Shares(1)
Reporting
Person         -----------------------------------------------------------------
With
                9. Sole Dispositive Power 0 Shares

               -----------------------------------------------------------------

               10. Shared Dispositive Power 0 Shares

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,100 Shares(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 25.0%(2)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)

             IN

CUSIP No. 556466100

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas J. Crotty

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)      N/A
                ________________________________________________________________

            (b)      N/A
                ________________________________________________________________

--------------------------------------------------------------------------------

         3. SEC Use Only _______________________________________________________

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ______________________

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of       7. Sole Voting Power 0 Shares
Shares
Beneficially   -----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 1,600,100 Shares(1)
Reporting
Person         -----------------------------------------------------------------
With
                9. Sole Dispositive Power 0 Shares

               -----------------------------------------------------------------

               10. Shared Dispositive Power 0 Shares

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,100 Shares(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 25.0%(2)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)

             IN

CUSIP No. 556466100

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kenneth P. Lawler

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)     N/A
                ________________________________________________________________

            (b)     N/A
                ________________________________________________________________

--------------------------------------------------------------------------------

         3. SEC Use Only _______________________________________________________

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____________________________

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of       7. Sole Voting Power 0 Shares
Shares
Beneficially   -----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 1,600,100 Shares(1)
Reporting
Person         -----------------------------------------------------------------
With
                9. Sole Dispositive Power 0 Shares

               -----------------------------------------------------------------

               10. Shared Dispositive Power 0 Shares

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,100 Shares(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 25.0%(2)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)

             IN

CUSIP No. 556466100

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Todd A. Dagres

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) N/A

            (b) N/A

--------------------------------------------------------------------------------

         3. SEC Use Only _______________________________________________________

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of       7. Sole Voting Power 0 Shares
Shares
Beneficially   -----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 1,600,100 Shares(1)
Reporting
Person         -----------------------------------------------------------------
With
                9. Sole Dispositive Power 0 Shares

               -----------------------------------------------------------------

               10. Shared Dispositive Power 0 Shares

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,100 Shares(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 25.0%(2)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)

             IN

CUSIP No. 556466100

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Morgan M. Jones

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) N/A

            (b) N/A

--------------------------------------------------------------------------------

         3. SEC Use Only _______________________________________________________

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of       7. Sole Voting Power 0 Shares
Shares
Beneficially   -----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 1,600,100 Shares(1)
Reporting
Person         -----------------------------------------------------------------
With
                9. Sole Dispositive Power 0 Shares

               -----------------------------------------------------------------

               10. Shared Dispositive Power 0 Shares

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,100 Shares(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 25.0%(2)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)

             IN

CUSIP No. 556466100

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Scott R. Tobin

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) N/A

            (b) N/A

--------------------------------------------------------------------------------

         3. SEC Use Only _______________________________________________________

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of       7. Sole Voting Power 0 Shares
Shares
Beneficially   -----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 1,600,100 Shares(1)
Reporting
Person         -----------------------------------------------------------------
With
                9. Sole Dispositive Power 0 Shares

               -----------------------------------------------------------------

               10. Shared Dispositive Power 0 Shares

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,100 Shares(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 25.0%(2)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)

             IN

CUSIP No. 556466100

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ravi Mohan

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) N/A

            (b) N/A

--------------------------------------------------------------------------------

         3. SEC Use Only _______________________________________________________

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of       7. Sole Voting Power 0 Shares
Shares
Beneficially   -----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 1,600,100 Shares(1)
Reporting
Person         -----------------------------------------------------------------
With
                9. Sole Dispositive Power 0 Shares

               -----------------------------------------------------------------

               10. Shared Dispositive Power 0 Shares

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,100 Shares(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 25.0%(2)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)

             IN

CUSIP No. 556466100

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark H. Sherman

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) N/A

            (b) N/A

--------------------------------------------------------------------------------

         3. SEC Use Only _______________________________________________________

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of       7. Sole Voting Power 0 Shares
Shares
Beneficially   -----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 1,600,100 Shares(1)
Reporting
Person         -----------------------------------------------------------------
With
                9. Sole Dispositive Power 0 Shares

               -----------------------------------------------------------------

               10. Shared Dispositive Power 0 Shares

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,100 Shares(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 25.0%(2)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)

             IN

CUSIP No. 556466100

--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). R. David Tabors

--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) N/A

            (b) N/A

--------------------------------------------------------------------------------

         3. SEC Use Only _______________________________________________________

--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ______________________

--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of       7. Sole Voting Power 0 Shares
Shares
Beneficially   -----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 1,600,100 Shares(1)
Reporting
Person         -----------------------------------------------------------------
With
                9. Sole Dispositive Power 0 Shares

               -----------------------------------------------------------------

               10. Shared Dispositive Power 0 Shares

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,100 Shares(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 25.0%(2)

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)

             IN

         (1) The Reporting Persons may be deemed to be the beneficial owner of 1,600,100 shares of Made2Manage Systems, Inc. Common Stock which are subject to a voting agreement (the "Voting Agreement") entered into among Made2Manage Systems, Inc., BV Holding Company, Inc. and certain shareholders of Made2Manage Systems, Inc. (discussed in Items 3 and 4 below), of which 1,446,500 shares are issuable upon exercise of outstanding options which are either vested or are assumed will be vested within 60 days of June 2, 2003.

         (2) Based on the number of shares of Made2Manage Systems, Inc. Common Stock outstanding as of June 2, 2003, the number of shares of Made2Manage Systems, Inc. Common Stock indicated represents approximately 25.0% of the outstanding Made2Manage Systems, Inc. Common Stock.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock of Made2Manage Systems, Inc. referred to herein for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, no par value (the "Common Stock"), of Made2Manage Systems, Inc., an Indiana corporation (the "Issuer"), and agreements entered into in connection with the execution of the Agreement and Plan of Merger (the "Merger Agreement") between the Issuer, on the one hand, BV Holding Company, Inc., a Delaware corporation ("BV"), and Scottsdale Merger Sub, Inc., an Indiana corporation ("Merger Sub"), on the other hand, dated June 4, 2003, pursuant to which the parties have agreed that Merger Sub will merge with and into the Issuer, with the Issuer being the surviving corporation of the merger (the "Merger"). The principal executive offices of the Issuer are located at 450 East 96th Street, Suite 300, Indianapolis, IN 46240.

ITEM 2. Identity and Background

         (a)      This Schedule 13D is being filed by the following Reporting
                  Persons: Battery Ventures VI, L.P., a Delaware limited partnership ("Battery Ventures"), Battery Partners VI, LLC, a Delaware limited liability company ("Battery Partners"), BV, a Delaware corporation, Richard D. Frisbie, Oliver D. Curme, Thomas J. Crotty, Kenneth P. Lawler, Todd A. Dagres, Morgan M. Jones, Scott R. Tobin, Ravi Mohan, Mark H. Sherman and R. David Tabors.

                  Richard D. Frisbie, Oliver D. Curme, Thomas J. Crotty, Kenneth
                  P. Lawler, Todd A. Dagres, Morgan M. Jones, Scott R. Tobin, Ravi Mohan, Mark H. Sherman and R. David Tabors (each, a "Managing Member" and collectively, the "Managing Members") are the sole managing members of Battery Partners, the sole general partner of Battery Ventures. BV is a wholly owned subsidiary of Battery Ventures. BV is a party to the Voting Agreement (as defined and described in Item 4 below). R. David Tabors, a managing member of Battery Partners, is (i) the sole member of the board of directors of BV and (ii) the President, Secretary and Treasurer of BV. Battery Ventures, Battery Partners, BV, and the Managing Members are sometimes referred to hereinafter as the "Reporting Persons".

                  Pursuant to Rule 13d-4 promulgated under the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

         (b) The address of the principal office of each of the Reporting Persons is c/o Battery Ventures, 20 William Street, Wellesley, MA 02481.

         (c) BV was formed specifically to act as a holding company to hold the capital stock of the Issuer following the Merger. The present principal business of Battery Ventures is investing in equity and other securities. The present principal business of Battery Partners is to act as the general partner of Battery Ventures. The principal occupations of the Managing Members are their activities on behalf of the above-described entities and other venture capital funds.

         (d),     Information with respect to each Reporting Person is given
         (e)      solely by such Reporting Person, and no Reporting Person
         and      assumes responsibility for the accuracy or completeness of the
         (f)      information furnished by another Reporting Person. During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Managing Members is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration

     As an inducement to BV and Merger Sub to enter into the Merger Agreement, certain stockholders of the Issuer, including certain of its officers and directors (each a "Shareholder" and together the "Shareholders"), entered into a voting agreement, dated as of June 4, 2003 (the "Voting Agreement"), with BV covering an aggregate of 1,600,100 shares of the Issuer's Common Stock, including 1,446,500 shares issuable upon exercise of outstanding options covered by the Voting Agreement that are either exercisable or are assumed to be exercisable within 60 days of June 2, 2003. No separate consideration was paid by BV or Merger Sub in connection with the Voting Agreement.

     References to, and the descriptions of, the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to the Schedule 13D and incorporated by reference herein where such references and descriptions appear.

ITEM 4. Purpose of Transaction.

        The purpose of the Merger is for BV to acquire the Issuer pursuant to the Merger Agreement.

         The Merger Agreement provides that each outstanding share of the Issuer's Common Stock will be cancelled and converted into the right, in accordance with the terms of the Merger Agreement, to receive cash consideration of $5.70 per share (subject to adjustment as described in the Merger Agreement). Each outstanding stock option to purchase shares of the Issuer's Common Stock held by a current or former employee or director of the Issuer under the Issuer's 1999 Employee Stock Option Plan, as amended, or the Issuer's Option Plan, adopted in 1990 (together, the "Option Plan"), will, pursuant to the terms of the Option Plan, immediately fully vest and be converted into the right to receive an amount equal to the product of (i) the number of shares of the Issuer's Common Stock subject to such stock option, and (ii) the excess, if any, of the Final Per Share Price (as defined in the Merger Agreement) over the exercise price per share of such stock option, reduced by the amount of withholding or other taxes required to be withheld. Each share of Merger Sub common stock that is issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and non-assessable share of Common Stock of the Issuer. Upon completion of the Merger, BV will own all of the outstanding shares of the Issuer's Common Stock. The Merger is subject to certain conditions, including the approval of the Issuer's shareholders.

         Pursuant to the Voting Agreement, each of the Shareholders has agreed to vote his or her shares of Common Stock in connection with any meeting or action by written consent of the shareholders of the Issuer in favor of adopting the Merger Agreement and approval of the Merger contemplated by the Merger Agreement and against any action or agreement which would impede, interfere with, delay, or attempt to frustrate, prevent or nullify the Merger, including any other Company Acquisition Transaction (as defined in the Merger Agreement). The Voting Agreement terminates immediately upon the earlier of (i) the Effective Time (as defined in the Merger Agreement) of the Merger and
         (ii) any termination of the Merger Agreement in accordance with its terms.

         Pursuant to the Voting Agreement, the Shareholders have agreed that they will not (i) sell, assign, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law), pledge, encumber or otherwise dispose of the Shares (as defined in the Voting Agreement), (ii) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with the Voting Agreement, or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law) or other disposition of any Shares. Notwithstanding the foregoing, a Shareholder may transfer the Shares to a member of such Shareholder's immediate family or to a trust or other entity created by such Shareholder for tax or estate planning purposes, provided that any such transferee agrees to assume the obligations of the Shareholder hereunder with respect to any Shares so transferred.

         Pursuant to the Voting Agreement, each of the Shareholders has irrevocably granted to, and appointed, BV and any nominee of BV, as its proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead, to vote his or her Shares at any meeting of the shareholders of the Issuer (i) in favor of the Merger, and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any other Company Acquisition Transaction.

         No separate consideration was paid to any of the Shareholders or any other party by any of the Reporting Persons in connection with the Voting Agreement. However, the Shares are covered by the Merger Agreement.

          Once the Merger is completed, Merger Sub will cease to exist as a corporation and the Issuer will remain as the surviving corporation and will become a wholly owned subsidiary of BV.

         Upon completion of the Merger, the board of directors of Merger Sub immediately prior to the Merger will be the board of directors of the Issuer, and each of the officers of the Issuer immediately prior to the Merger will be the officers of the Issuer immediately after the Merger, and each officer shall serve until the earlier of his or her resignation or removal or until her or her respective successor is duly elected and qualified, as the case may be. The Articles of Incorporation of Merger Sub in effect immediately prior to the Merger shall be the Articles of Incorporation of the Issuer upon completion of the Merger, other than the corporate name, which will be "Made2Manage Systems, Inc." The Bylaws of the Merger Sub immediately prior to the Merger will become the Bylaws of the Issuer upon completion of the Merger.

         As a result of the Merger, the Issuer's Common Stock will cease to be listed on the Nasdaq National Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         References to, and the descriptions of, the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this
         Schedule 13D and incorporated by reference herein.

ITEM 5. Interest in Securities of the Issuer

         (a),     As a result of the Voting Agreement, the Reporting Persons may
         (b) be deemed to be the beneficial owner of 1,600,100 shares of the Issuer's Common Stock, which includes 1,446,500 shares of Common Stock subject to stock options covered by the Voting Agreement that are either exercisable or assumed to be exercisable within 60 days of June 2, 2003. Based on the number of shares of the Issuer's Common Stock outstanding as of June 2, 2003, such shares represent approximately 25.0% of the outstanding shares of the Issuer's Common Stock.

                  The Reporting Persons may be deemed to have the shared power to direct the vote of the shares of the Issuer's Common Stock subject to the Voting Agreement with respect to those matters described in Item 4. However, the Reporting Persons (i) are not entitled to any rights as a shareholder of the Issuer as to the shares of the Issuer's Common Stock subject to the Voting Agreement, (ii) disclaim any beneficial ownership of the shares of the Issuer's Common Stock covered by the Voting Agreement and (iii) do not have the power to dispose of the shares of the Issuer's Common Stock covered by the Voting Agreement. Except as described in this Schedule 13D, none of the Reporting Persons beneficially owns any shares of the Issuer's Common Stock.

         (c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Issuer's Common Stock during the past 60 days.

         (d) None of the Reporting Persons and, to the knowledge of the Reporting Persons no other person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock covered by the Voting Agreement.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference. Other than as disclosed in this Schedule 13D or as set forth in the Merger Agreement and Voting Agreement, to the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

1.   Agreement, dated June 16, 2003, pursuant to Rule 13d-1(k)(l)(iii).

2. Power of Attorney, dated February 2, 2001, is incorporated herein by reference to Exhibit II to the Schedule 13G of Battery Ventures V, L.P., et al., filed February 13, 2001.

3. Agreement and Plan of Merger by and among BV Holding Company, Inc., Scottsdale Merger Sub, Inc. and Made2Manage Systems, Inc. dated as of June 4, 2003 is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Made2Manage Systems, Inc. on June 9, 2003 (Commission File No. 000-23459).


4. Voting Agreement dated as of June 4, 2003 among Made2Manage Systems, Inc., certain shareholders of Made2Manage Systems, Inc. and BV Holding
     Company, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 BV HOLDING COMPANY, INC.

                                 By: /s/ R. David Tabors
                                    ______________________________________
                                     R. David Tabors
                                     President

                                 BATTERY VENTURES VI, L.P.
                                 By:  Battery Partners VI, LLC
                                      General Partner

                                 By: /s/ R. David Tabors
                                    _____________________________________
                                 Name: R. David Tabors
                                 Title:  Member Manager

                                 BATTERY PARTNERS VI, LLC

                                 By: /s/ R. David Tabors
                                    ______________________________________
                                 Name: R. David Tabors
                                 Title: Member Manager

                                 /s/ Richard D. Frisbie
                                 _________________________________________
                                   Richard D. Frisbie

                                                  *
                                 -----------------------------------------
                                   Oliver D. Curme

                                                  *
                                 -----------------------------------------
                                   Thomas J. Crotty

                                                  *
                                 -----------------------------------------
                                   Kenneth P. Lawler

                                                  *
                                 -----------------------------------------
                                   Todd A. Dagres

                                                  *
                                 -----------------------------------------
                                   Morgan M. Jones

                                                  *
                                 -----------------------------------------
                                   Scott R. Tobin

                                                  *
                                 -----------------------------------------
                                   Ravi Mohan

                                                  *
                                 -----------------------------------------
                                   Mark H. Sherman

                                 /s/ R. David Tabors
                                 -----------------------------------------
                                   R. David Tabors

* By: /s/ Richard D. Frisbie
     _________________________________
      Richard D. Frisbie
      Attorney-in-Fact


Dated: June 16, 2003

This statement was executed by Richard D. Frisbie pursuant to Powers of Attorney which are incorporated herein by reference to Exhibit II to the Schedule 13G of Battery Ventures V, L.P., et al., filed February 13, 2001.



                                                                       EXHIBIT 1


                                   AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned hereby agrees that the Schedule 13D pertaining to certain securities of Made2Manage Systems, Inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.


Dated: June 16, 2003


                                 BV HOLDING COMPANY, INC.


                                 By: /s/ R. David Tabors
                                    --------------------------------------
                                     R. David Tabors
                                     President


                                 BATTERY VENTURES VI, L.P.
                                 By: Battery Partners VI, LLC
                                     General Partner


                                 By: /s/ R. David Tabors
                                    --------------------------------------
                                    Name:  R. David Tabors
                                    Title: Member Manager


                                 BATTERY PARTNERS VI, LLC


                                 By: /s/ R. David Tabors
                                    --------------------------------------
                                    Name:  R. David Tabors
                                    Title: Member Manager


                                  /s/ Richard D. Frisbie
                                 -----------------------------------------
                                  Richard D. Frisbie


                                                  *
                                 -----------------------------------------
                                   Oliver D. Curme


                                                  *
                                 -----------------------------------------
                                   Thomas J. Crotty


                                                  *
                                 -----------------------------------------
                                   Kenneth P. Lawler


                                                 *
                                 -----------------------------------------
                                   Todd A. Dagres

                                                  *
                                 -----------------------------------------
                                   Morgan M. Jones

                                                  *
                                 -----------------------------------------
                                   Scott R. Tobin

                                                  *
                                 -----------------------------------------
                                   Ravi Mohan

                                                  *
                                 -----------------------------------------
                                   Mark H. Sherman

                                 /s/ R. David Tabors
                                 -----------------------------------------
                                   R. David Tabors

* By: /s/ Richard D. Frisbie
     _________________________________
      Richard D. Frisbie
      Attorney-in-Fact


This statement was executed by Richard D. Frisbie pursuant to Powers of Attorney dated February 2, 2001 which are incorporated herein by reference to
Exhibit II to the Schedule 13G of Battery Ventures V, L.P., et al., filed February 13, 2001.